CERTIFICATE OF INCORPORATION
of
Traveler's Infocenter, Inc.

FIRST: The name of the corporation is Traveler's Infocenter Inc.

SECOND: Its registered officer in the State of Delaware is to be located at Three Christina Center, 201 N. Walnut Street, Wilmington, DE 19801, County of New Castle. The Registered agent in charge thereof is The Company Corporation, address "same as above"/

THIRD: The Nature of the business and the objects and purposes proposed to be transacted, promoted and carried on are to do any or all the things therein mentioned as fully and to the same extent as natural persons might or could do, and in any part of the world, viz:

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The amount of the total authorized capital stock of this corporation is divided into 1,500 shares of stock at No par value.
FIFTH: The name and mailing address of the incorporator is as follows:

Regina Cephas, Three Christina Centre, 201 N. Walnut St., Wilmington, DE
19801.

SIXTH: The directors shall have the power to make and to alter or amend the By-Laws; to fix the amount to be reserved as working capital, and to authorize and cause to be executed, mortgages and liens without limit as to the amount, upon the property and franchise of the Corporation.

With the consent in writing,